SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2003

Or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: 000-23809

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

(Full title of the plan)

FIRST SENTINEL BANCORP, INC.
1000 Woodbridge Center Drive
Woodbridge, New Jersey 07095

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Christopher Martin
President and
Chief Executive Officer
First Sentinel Bancorp, Inc.
1000 Woodbridge Center Drive
Woodbridge, New Jersey 07095
(732) 726-9700

(Name, Address and Telephone Number of Agent for Service)

REQUIRED INFORMATION

Items 1, 2 and 3. Not Applicable

Item 4. The Incentive Savings Plan for the Employees of First Savings Bank, which is subject to ERISA, is filing herewith plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

Audited Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the Schedule of Assets (Held at End of Year).

EXHIBITS

No. 23 – Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND SCHEDULES

INCENTIVE SAVINGS PLAN
FOR THE EMPLOYEES OF FIRST SAVINGS BANK

INDEX	PAGE
Report of Independent Registered Public Accounting Firm	F-1
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	F-2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	F-3
Notes to Financial Statements	F-4
Schedule 1 – Schedule of Assets (Held at End of Year) (December 31, 2003)	F-8

KPMG

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Savings Bank:

We have audited the accompanying statements of net assets available for benefits of The Incentive Savings Plan for the Employees of First Savings Bank as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Incentive Savings Plan for the Employees of First Savings Bank as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 4, 2004

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Assets - investments, at market value (note 3):			
Mutual funds:			
Alger Mid Cap Growth Ret Port Fund Class A	$	256,851	140,044
Van Kampen American Value Fund Class A		123,131	63,982
Merrill Lynch Small Cap Value Fund Class A		14,671	—
Merrill Lynch Equity Income Fund Class D		310,853	220,406
Dreyfus Premier Balance Fund Class A		498,978	378,514
Aim Blue Chip Fund Class A		984,821	706,268
Mercury HW International Value Fund Class I		108,412	56,316
Blackrock Government Income Portfolio Class A		1,902	—
Pimco Total Return Fund Class A		224,480	144,385
AllianceBernstein Americas Government Income Fund Class A		11,571	—
Massachusetts Investors Growth Stock Fund Class A		467,212	320,465
		3,002,882	2,030,380
Merrill Lynch Retirement Preservation Trust		2,059,680	1,557,200
Employer stock fund:			
Common stock		14,205,003	9,683,265
Participant loans receivable		242,604	236,164
Accrued Income and Other Assets		1,305	1,246
Net Assets available for benefits	$	19,511,474	13,508,255

See accompanying notes to financial statements.

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Statements of Changes in Net Assets
Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:		
Employee contributions	$ 586,574	555,372
Employer contributions	106,688	101,932
Employee rollovers	49,057	44,510
Interest income	16,042	19,571
Net investment income	5,507,065	966,720
Total additions	6,265,426	1,688,105
Deductions from net assets attributed to benefits to participants	261,257	171,561
Other	950	-
Net increase in net assets available for benefits	6,003,219	1,516,544
Net Assets available for benefits at beginning of year	13,508,255	11,991,711
Net Assets available for benefits at end of year	$ 19,511,474	13,508,255

See accompanying notes to financial statements.

(1) General

The Incentive Savings Plan for the Employees of First Savings Bank (the Plan), a participant-directed, defined contribution plan, is a voluntary savings plan available to all eligible employees of First Savings Bank (the Bank). First Savings Bank is a wholly-owned subsidiary of First Sentinel Bancorp, Inc.

The accompanying financial statements have been prepared on an accrual basis. Purchases and sales of investments are recorded on a trade-date basis.

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities, related increases and decreases in such amounts, and the disclosure of contingent assets and liabilities in order to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect member's account balances and the amounts reported in the statement of net assets available for benefits.

All contributions are invested in a trust fund managed by Merrill Lynch, with oversight from a committee consisting of at least three members of the Board of Directors of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(2) Plan Description

The following description of the Plan provides only general information. Eligible employees who participate (members) should refer to the plan agreement for a more complete description of the Plan's provisions.

Eligibility

Employees over age 21 and working at least 1,000 hours are eligible to participate in the Plan on the first day of each calendar quarter following the completion of one year of service, as defined.

Employee Contributions

A member may make basic contributions to the Plan, through payroll deductions, of any whole percentage from 2% to 15% of the member's compensation, as defined, up to certain limitations.

Bank Contributions

In 2003 and 2002, the Bank matched 25% of a member's basic contribution, up to 6% of that member's compensation, as defined. Bank contributions are funded biweekly. At its discretion, the Bank may make an additional contribution to the Plan as of the end of a plan year in an amount determined by the Bank. For the years ended December 31, 2003 and 2002, the Bank elected not to make an additional discretionary match.

Vesting

All member contributions, employer contributions and income or loss thereon are fully vested at all times.

Withdrawals

Money can be withdrawn from the Plan when a member reaches age 59-1/2, terminates employment, dies, becomes disabled or experiences financial hardship, as defined.

Benefit Payments

Upon termination of employment, a member's vested amount under the Plan is paid in a lump-sum distribution. The benefit to which a member is entitled is the benefit that can be provided from a member's account.

Members' Accounts

Each member's account is credited with the member's contribution, the appropriate amount of the Bank's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the member's relative contribution to the individual funds.

Loans to Members

Members are permitted to borrow from the Plan as defined in the plan document. In no event shall the loan exceed the lesser of: (a) $50,000, reduced by the highest loan balance outstanding during the one-year period ending on the day before the date on which the new loan is granted; or (b) 50% of the member's vested amount under the Plan on the date the loan is granted. Interest shall be charged thereon at a rate for similar loans in the Bank's portfolio and the loan shall be repaid by payroll deduction or in a manner determined by the plan sponsor, but not less frequently than quarterly.

Investments

Contributions to the Plan by a member and by the Bank will be invested at the member's direction in various types of investments, as determined by the trust fund committee, such as mutual funds and First Sentinel Bancorp, Inc.'s common stock. Loans to members are carried at cost plus accrued interest. Mutual funds and common stock are carried at fair value. Fair value is determined by quoted market prices.

(Continued)

(3) Investments

Investments at December 31, 2003 and 2002 consist of mutual funds, loans to members and common stock issued by First Sentinel Bancorp, Inc. The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets as of and for the year ending December 31, 2003 and 2002:

	2003	2002
Aim Blue Chip Fund Class A	984,821	706,268
Merrill Lynch Retirement Preservation Trust	2,059,680	1,557,200
Common stock – First Sentinel Bancorp, Inc. (related party)	14,205,003	9,683,265

A summary of net investment income by investment type for the years ended December 31, 2003 and 2002 follows:

	2003	2002
Mutual funds	$ 620,682	(495,269)
Employer stock fund (related party)	4,886,383	1,461,989
Net investment income	$ 5,507,065	966,720

(4) Plan Expenses

Administrative expenses of the Plan may be paid in whole or in part by the Bank at its discretion, and any expenses not paid by the Bank shall be paid by the Plan out of the principal or income of the trust fund. All administrative expenses for the years ended December 31, 2003 and 2002 were paid by the Bank.

(5) Plan Termination

The Plan has no termination date, and it is the Bank's intention to continue the Plan indefinitely. However, the Bank may terminate, amend or modify the Plan at any time that it may deem advisable. In the event of the termination of the Plan, an appraisal of the trust fund shall be made and, after deducting termination expenses, the members will be paid their vested amounts.

On December 19, 2003, First Sentinel Bancorp, Inc. entered into an agreement and plan of merger with Provident Financial Services, Inc. The merger is pending approval by shareholders and regulators. The impact of the proposed merger on the Plan is not known at this time.

(Continued)

(6) Income Taxes

The Plan obtained its latest determination letter dated July 20, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Plan management is currently revising the Plan to comply with current rules and regulations governing employee benefit plans and intends to submit the Plan for a new determination letter when the revisions are complete. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7) Related Party Transactions

Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. In addition, the Plan invests in the stock of First Sentinel Bancorp, Inc. and provides loans to its members. These transactions qualify as party-in-interest transactions.

THE INCENTIVE SAVINGS PLAN FOR THE EMPLOYEES OF FIRST SAVINGS BANK

Schedule H, Item 4(i) - Schedule of Assets
(Held at End of Year)

December 31, 2003

Description		Fair Value
Common stock --First Sentinel Bancorp, Inc.* (the plan sponsor)	$	14,205,003
Merrill Lynch Retirement Preservation Trust*	$	2,059,680
Mutual Funds:		
Alger Mid Cap Growth Ret Port Fund Class A	$	256,851
Van Kampen American Value Fund Class A		123,131
Merrill Lynch Small Cap Value Fund Class A*		14,671
Merrill Lynch Equity Income Fund Class D*		310,853
Dreyfus Premier Balance Fund Class A		498,978
Aim Blue Chip Fund Class A		984,821
Mercury HW International Value Fund Class I		108,412
Blackrock Government Income Portfolio Class A		1,902
Pimco Total Return Fund Class A		224,480
AllianceBernstein Americas Government Income Fund Class A		11,571
Massachusetts Investors Growth Stock Fund Class A		467,212
	$	3,002,882
*Participant loans (interest rates ranging from 5.00% to 10.50% charged during 2003)	$	242,604

* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

Incentive Savings Plan for the Employees of
First Savings Bank

By: ______________________________
Joanne Barbara
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Sentinel Bancorp, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8, pertaining to The Incentive Savings Plan for the Employees of First Savings Bank, of First Sentinel Bancorp, Inc., of our report dated June 4, 2004, relating to the statements of net assets available for benefits of The Incentive Savings Plan for Employees of First Savings Bank, as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets (held at end of year), which report appears in the December 31, 2003 Annual Report on Form 11-K of The Incentive Savings Plan for the Employees of First Savings Bank.

KPMG LLP

KPMG LLP

Short Hills, New Jersey
June 22, 2004